# MOORGATE SECURITIES LLC

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2023**

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-68393 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moorgate Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1686 Union Street, # 307
(No. and Street)

| San Francisco | CA | 94123 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Alexander | 212 555 3898 | Michael.Alexander@MoorgatePartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

| 200 Jefferson Park, Suite 400 | Whippany | NJ | 07981 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10-08-2003 | 100 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Michael Alexander, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moorgate Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Partner

[signature]
Notary Public

HELENA WASIM BAROUDI NOTARY PUBLIC REG. #8065344 MY COMMISSION EXPIRES 05/31/2027 COMMONWEALTH OF VIRGINIA

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# MOORGATE SECURITIES, LLC

## DECEMBER 31, 2023

## TABLE OF CONTENTS

withum
ADVISORY TAX AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Moorgate Securities LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moorgate Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
April 10, 2024

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

# MOORGATE SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2023

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 325,828 |
| Transaction fees receivable | 87,500 |
| **Total assets** | $ 413,328 |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities: | |
| Due to Parent | $ 175,248 |
| Accrued expenses | 2,742 |
| **Total liabilities** | 177,990 |
| Member's equity | 235,338 |
| **Total liabilities and member's equity** | $ 413,328 |

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Moorgate Securities LLC, ("Company") is a limited liability company organized under the laws of the State of Delaware on April 28, 2009. The Company is wholly owned by Moorgate Capital Partners LLC (the "Parent"). The Company's operations consist primarily of financial advisory and private capital raises for corporate clients.

On April 10, 2010, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue recognition*
Revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Revenue recognition* *(continued)*

Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has determined that one performance obligation exists for contracts with customers and that the unconstrained portion is recognized over time in the form of advisory fees.

*Transaction fees*

Transaction fee revenues are fees arising from offerings in which the Company acts as an underwriter or agent and generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated.

The success related advisory fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome. At this time, the Company has transferred control of the promised service, and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemption regarding disclosure of its remaining performance obligations: the Company's performance obligation is part of a contract that has an original expected duration of one year or less.

*Service fees*

Service fee revenues are fees for investment banking services provided to third parties. These services include business development and strategic management. Service fee revenues are billed monthly, and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

***Transaction fee receivable contract assets and liabilities***
Transaction fees receivable are carried at cost less an allowance for credit losses.

The Company complies with Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company's expectation is that the credit risk associated with transaction fees receivable is that any client which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients, and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2023. The Company had $87,500 in transaction fees receivable at January 1, 2023 and December 31, 2023. The Company had no contract assets or liabilities at January 1, 2023 and December 31, 2023.

***Cash***
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. From time to time, the balance in this account may exceed the federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

For the year ended December 31, 2023, five customers accounted for 100% of the Company's revenues.

***Income taxes***
As a wholly owned limited liability company, the Company is not subject to federal, state, or local income taxes. All items of income, expense, gains, and losses are reportable by the Parent for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to federal, state, and local income taxes and does not file income tax returns in any jurisdiction. At December 31, 2023, the Parent has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Parent is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

3. **RELATED PARTY TRANSACTIONS**

Pursuant to the management and expense sharing agreement, the Parent will pay directly certain operating expenses, which are incurred "in common" by the Company. The Parent will provide to the Company all equipment, furniture, utilities, facilities, and administrative support necessary or appropriate to carry on the Company's activities. The Parent agreed that it will apportion to and collect from the Company on a monthly basis 25% of the "common" expenses incurred. The Company has a balance of $175,248 due to the Parent, and it is expected that this remaining balance will be paid in 2024, which is included in due to Parent on the statement of financial condition. For the year ended December 31, 2023, pursuant to a unanimous consent, the member of the Company made noncash capital contributions of $35,000.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with Rule 15c3-1, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $147,838, which exceeded the required minimum net capital of $11,866 by $135,972. Aggregate indebtedness at December 31, 2023 totaled $177,990. The Company's percentage of aggregate indebtedness to net capital was 120.40%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not, and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2023 and through date of issuance and determined that there is one material event that requires disclosure in the Company's financial statements as stated below.

On January 25, 2024, the Company paid the remaining balance of $175,248 due to the Parent.